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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

THE ULTIMATE SOFTWARE GROUP, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

90385 D 10 7

(Cusip Number)

March 13, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 90385 D 10 7

1.	Name of Reporting Person: Ceridian Corporation		I.R.S. Identification Nos. of above persons (entities only): 41-1981625

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,610,000 (see Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,610,000 (see Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,610,000 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 9.3%

12.	Type of Reporting Person (See Instructions): CO

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13G

Item 1.
	(a)	Name of Issuer:
The name of the issuer is the Ultimate Software Group, Inc. (the "Issuer")
	(b)	Address of Issuer’s Principal Executive Offices:
2000 Ultimate Way Weston, FL 33326

Item 2.
	(a)	Name of Person Filing:
Ceridian Corporation
	(b)	Address of Principal Business Office or, if none, Residence:
The address of Ceridian Corporation's principal place of business is 3311 East Old Shakopee Road Minneapolis, Minnesota 55425.
	(c)	Citizenship:
Ceridian Corporation is a Delaware corporation
	(d)	Title of Class of Securities:
The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of The Ultimate Software Group, Inc.
	(e)	CUSIP Number:
The CUSIP number of the common stock is 90385 D10 7.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
Ceridian Corporation's beneficial ownership includes 1,610,000 shares of common stock, including 75,000 shares issuable upon the exercise of an outstanding warrant.

On March 13, 2003, at the request of the Issuer, Ceridian purchased directly from the Issuer 750,000 shares of common stock and the warrant to purchase 75,000 shares for a total purchase price of $3,000,000. Ceridian used corporate funds to make this purchase from the Issuer. From March 20, 2001 through May 4, 2001, Ceridian purchased a total of 785,000 shares of Issuer common stock on the open market using corporate funds.

On March 9, 2001, the Issuer and Ceridian entered into a License Agreement by which the Issuer licenses certain software to Ceridian ("License Agreement"), which has been subsequently amended. The License Agreement permits Ceridian to make open market purchases of Issuer common stock or to agree to purchase shares of Issuer common stock in one or more privately negotiated transactions, in each case subject to applicable securities laws and other laws and provided the total number of shares of Issuer common stock purchased does not exceed 14.99% of the shares of Issuer common stock outstanding at the time of purchase. This description of the License Agreement is qualified in its entirety by the terms of the License Agreement, which is incorporated by reference from Exhibit 10.17 to the Issuer's Annual Report on Form 10-K, for the year ended December 31, 2000.

(b) Percent of class:
9.3%. The foregoing percentage is calculated on the 16,480,293 shares of common stock reported to be outstanding by The Ultimate Software Group, Inc. on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2002 plus the 750,000 shares purchased from the Issuer on March 13, 2003 and the shares underlying the related warrants to purchase 75,000 share.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
1,610,000
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
1,610,000
(iv) Shared power to dispose or to direct the disposition of:
0
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 13, 2003

Company Name(s):

CERIDIAN CORPORATION

By:	/s/ Gary M. Nelson
Name:	Gary M. Nelson
Title:	Executive Vice President, General Counsel and Corporate Secretary

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